John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 23, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On July 10, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 123 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 124 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series to the Trust – the BFS Equity Fund.

On August 26, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Footnote 2 to the fee tables indicates that the waiver may be terminated by consent of the adviser and the Fund. Please confirm if the reference to “Fund” means the Board of Trustees of the Trust.

Response: The Trust confirms that the reference to “Fund” means the Board of Trustees of the Trust and has revised the disclosure to reflect this.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 23, 2013

Fund Summary – Principal Investment Strategies

2.	Comment: The last sentence in the first paragraph of this section states that the “Adviser’s macro-economic views may influence portfolio sector weightings.” Please provide, in plain English, examples of how these views may influence portfolio sector weightings. Note that clarifications of this sentence may be included in the Trust’s Item 9 disclosure as opposed to in the Summary section.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: Will the Fund invest in emerging market countries as part of its investments in foreign countries? If so, please include the risks relating to such investments and note that the Fund may invest in such investments as part of its principal investment strategies.

Response: The Adviser does not intend to invest in securities of companies located in emerging market countries as part of its principal investment strategies. As such, no disclosure relating to such securities has been added.

Fund Summary – Principal Risks

4.	Comment: The principal risks section identifies principal risks of investments in large capitalization companies. Please note in the strategies section if the Fund will invest primarily in such companies and disclose the capitalization range of issuers in which the Fund may invest. Note that the capitalization range may be included in the Item 9 disclosure.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Portfolio Management

5.	Comment: The caption “Portfolio Management Team” should not be indented, but should line up underneath the caption for “Investment Adviser.”

Response: The Trust has revised the disclosure as you have requested.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

6.	Comment: It is noted that the Fund’s investment objective is not fundamental and may be changed without shareholder approval. Please disclose if shareholders will be notified of such a change.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Following the bullet point list, the disclosure indicates that the “Adviser will normally seek to construct a diversified portfolio generally consisting of 25 or more securities positions.” Please consider whether 25 positions is a low number that would warrant additional risk disclosure relating to higher volatility in funds that do not hold a large number of positions, i.e, the risks that a smaller number of holdings may make the fund less diversified than other mutual funds.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 23, 2013

Response: The Adviser has indicated that the Trust’s holdings would generally be in the range of 35 to 50 securities and has modified the disclosure to reflect this.

8.	Comment: In the discussion relating to “Other Investment Company Risks,” it is noted in sub-section (ii) that an ETF may employ an investment strategy that utilizes high leverage ratios. In the recent SEC publication entitled “Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-and-Hold Investors”[1], there is discussion on specialized risks of certain ETFs. Please provide additional disclosure relating to the risks for buy-and-hold investors of leveraged and inverse ETFs.

Response: The Adviser has indicated that it will not utilize inverse (or ultra-short) ETFs and, as such, has revised the disclosure accordingly.

Appendix – Adviser’s Prior Performance

9.	Comment: A requirement for inclusion of prior performance information is to show the average annual 1, 5 and 10 year returns. Please reorder the presentation so that the location of this information is more prominent than that of the year-to-year performance information that has also been included.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please state that the composite contains accounts with substantially similar investment policies and strategies as the Fund.

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: Please confirm if compound annualized returns are the same as “average annual total return.”

Response: The Trust confirms that the two terms are the same.

12.	Comment: Footnote 3 discusses the calculation methodology. If this methodology differs from the SEC methodology please state this and also please describe such differences.

Response: The Trust has added additional disclosures to the introductory language regarding the prior performance to explain differences in calculation methodology from that prescribed by the SEC.

13.	Comment: Footnote 3 discusses the advisory fee schedule for accounts in the Composite and states that “No other fees are charged by Bradley, Foster & Sargent, Inc.” Please confirm that the net of fee calculation is net of advisory fees and not other fees. For example, if there are any sales loads, are the amounts calculated reflective of sales loads.

[1]	http://www.sec.gov/investor/pubs/leveragedetfs-alert.htm

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 23, 2013

Response: The Trust has revised the disclosure to clarify that the net returns information reflects deduction of the advisory fee.

*                    *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively